Exhibit 99.1

Jeffs’ Brands entered into Non-Binding Letter of Intent to Acquire an Amazon Marketplace Leading Supplements Brand with Annualized Revenues of Approximately $2.7 million in 2022

If completed, it would be the Company’s first acquisition since the completion of its IPO

Tel Aviv, Israel, Oct. 20, 2022 (GLOBE NEWSWIRE) - Jeffs’ Brands Ltd (the “Company”, Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a non-binding letter of intent for the purchase of an Amazon Marketplace brand for $2.5 million in cash.

The acquisition is subject to, among other matters, a due diligence review by the Company and the negotiation and the signing of a binding definitive agreement. There can be no assurances that any component of the acquisition will proceed, nor can there be any assurance as to the final definitive terms thereof.

The brand offers nutritional supplements, focusing on consumers’ health, wellness, and longevity throughout their life. The brand’s mission is to create premium quality supplements using safe, naturally sourced, proven ingredients combined with the best methods available in nature and science and manufactured in the United States.

With estimated annualized revenues of approximately $2.7 million in 2022, the brand has more than 22,000 positive individual product reviews.

“Acquiring new brands is a key component of our plan for continued growth. As a result of our advanced technological tools, we can identify trending categories, popular products, and high potential brands on Amazon Marketplace. It is our intention to expand the brand’s activity and improve its results by utilizing our technology, experienced team, and high capabilities,” said Viki Hakmon, Chief Executive Officer of the Company. “It is our first planned acquisition since our initial public offering, and we plan to examine other acquisition targets in the future.”

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the entry into the non-binding letter of intent and the acquisition of the store, our plans to add additional brands in the future and our intention to expand the brand’s activity and improve its results by utilizing the Company’s technology, experienced team, and high capabilities. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com